UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

BitFuFu Inc.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G1152A104

(CUSIP Number)

February 29, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1152A104

1.	NAMES OF REPORTING PERSONS Antdelta Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,500,000(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,500,000(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%(2)
12.	TYPE OF REPORTING PERSON CO

(1)	Representing 11,500,000 Class A Ordinary Shares directly held by Antdelta Investment Limited, a company incorporated under the laws of the British Virgin Islands which is wholly owned by BitMain Technologies Holding Company.

(2)	Based on 162,902,257 outstanding Ordinary Shares as a single class, being the sum of 27,902,267 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares outstanding as of February 29, 2024, as reported in the Issuer’s shell company report on form 20-F filed with the SEC.

CUSIP No. G1152A104

1.	NAMES OF REPORTING PERSONS BitMain Technologies Holding Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,500,000(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,500,000(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%(2)
12.	TYPE OF REPORTING PERSON CO

(1)	Representing 11,500,000 Class A Ordinary Shares directly held by Antdelta Investment Limited, a company incorporated under the laws of the British Virgin Islands which is wholly owned by BitMain Technologies Holding Company.

(2)	Based on 162,902,257 outstanding Ordinary Shares as a single class, being the sum of 27,902,267 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares outstanding as of February 29, 2024, as reported in the Issuer’s shell company report on form 20-F filed with the SEC.

Item 1.	Issuer

(a)	Name of Issuer:

BitFuFu Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098

Item 2.	Filing Person

(a)	Name of Persons Filing

Antdelta Investment Limited

BitMain Technologies Holding Company

Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons”.

(b)	Address of Principal Business Office, or, if none, Residence:

Antdelta Investment Limited

Kingston Chambers P.O. Box 173, Road Town, Tortola, British Virgin Islands

BitMain Technologies Holding Company

PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(c)	Citizenship

Antdelta Investment Limited: British Virgin Islands

BitMain Technologies Holding Company: Cayman Islands

(d)	Title of Class of Securities:

Class A ordinary shares, $0.0001 par value per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

G1152A104. This CUSIP applies to the Class A Ordinary Shares of the Issuer.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Reporting Person	Amount beneficially owned	Percentage of class		Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Antdelta Investment Limited	11,500,000	7.1	%*	11,500,000	0	11,500,000	0
BitMain Technologies Holding Company	11,500,000	7.1	%*	11,500,000	0	11,500,000	0

*	Based on 162,902,257 outstanding Ordinary Shares as a single class, being the sum of 27,902,267 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares outstanding as of February 29, 2024, as reported in the Issuer’s shell company report on form 20-F filed with the SEC.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2024

Antdelta Investment Limited

By:	/s/ CHENG Ran
Name:	CHENG Ran
Title:	Director

BitMain Technologies Holding Company

By:	/s/ ZHAN Ketuan
Name:	ZHAN Ketuan
Title:	Director

EXHIBIT INDEX

Exhibit
99.1	Joint Filing Agreement